600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax
andrewskurth.com
May 19, 2006
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Tangela Richter

Re:	Valero GP Holdings, LLC Registration Statement on Form S-1 File No. 333-132917
Dear Ms. Richter:
     Set forth below are the responses of Valero GP Holdings, LLC, a Delaware limited liability company (“Valero GP Holdings”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 30, 2006, with respect to Valero GP Holdings’ Registration Statement on Form S-1 (File No. 333-132917) (the “Registration Statement”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that we are filing today via EDGAR.
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Austin	Beijing	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

Response:	We have made parallel changes to all affected disclosure where comments on a section also relate to disclosure in another section.
2.	Please fill in all blanks throughout the registration statement. We note that information that you have excluded includes information you are not entitled to omit under Rule 430A.

Response:	We have included information in Amendment No. 1 that was not included in the initial filing. We will provide additional information not so included as it becomes available.
3.	Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.

Response:	We have and will continue to file omitted exhibits as soon as practicable.
4.	Please provide the information required by Item 305 of Regulation S-K with respect to Valero L.P. The disclosure required by the item appears to be material, given that interest rates could adversely affect Valero L.P.’s business, as noted on page 33.

Response:	We have included the information required by Item 305 of Regulation S-K with respect to Valero L.P. Please see page 100 of Amendment No. 1.
Cover Page
5.	Please update to include the price range prior to effectiveness.

Response:	We will update the prospectus to include the anticipated price range prior to requesting acceleration of the effective date of the Registration Statement as requested.
6.	Please revise the cover page to indicate specifically that Sigmor Corporation will provide the additional securities to cover the over-allotment option. We note your disclosure later in the document.

Response:	We have revised the cover page of the prospectus to indicate specifically that Sigmor Corporation will provide the additional securities to cover the over-allotment option.
Prospectus Summary
7.	We note that you anticipate that Valero Energy will divest all its interest in your company. Please discuss, if known, the reasons for such divestiture.

Response:	Valero Energy believes that divestiture of its ownership of Valero GP Holdings, which indirectly owns Valero L.P.’s general partner and other Valero L.P. partnership interests, will provide a greater opportunity to both Valero Energy and Valero L.P. to pursue their own strategic initiatives. Please see pages 1, 14 and 67 through 68 of Amendment No. 1.
Ownership of Valero GP Holdings, LLC, page 6
8.	Please revise this caption to clarify that the chart represents your structure after the completion of the resale offering. Also, provide narrative explanation of the chart. To aid investor understanding, please also include a chart that details your ownership prior to the offering.

Response:	We included a chart that details our ownership prior to the offering and have revised the narrative explanation of the charts. Please see pages 5 through 7 of Amendment No. 1.
The Offering, page 7
9.	Please tell us what effect, if any, the issuance of your units to subsidiaries of Valero Energy in exchange for their current ownership interests will have on your financial statements. If applicable, include pro forma equity alongside your most recent historical balance sheet to reflect the changes in equity anticipated in conjunction with your IPO.

Response:	A 4.725-for-1 unit split will be effected immediately prior to the completion of the offering, whereby the subsidiaries will maintain their current percentage membership interests (which are represented by certificates) until the completion of the offering. Therefore, the unit split will have no effect on our historical balance sheet. Please see the additional language in the Prospectus Summary on page 1 of Amendment No. 1.
10.	We note that you will issue units to subsidiaries of Valero Energy in exchange for their current ownership interests in you. Please disclose the purpose of this transaction.

Response:	A 4.725-for-1 unit split to be effected immediately prior to the completion of the offering will enable the units to be traded in a price range recommended by the underwriters as each unit outstanding after the unit split will represent a smaller ownership interest in us. Please see the additional language in the Prospectus Summary on page 1 of Amendment No. 1.

Valero L.P., page 9
11.	Please provide objective support for the following statements:
•	“On July 1, 2005, Valero L.P. completed the acquisition of Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, “Kaneb”) and became one of the largest independent terminal and petroleum liquids pipeline operators in the United States” on page 9;

•	“Valero L.P. provides terminalling services for crude oil and refined petroleum products to many of the world’s largest producers of crude oil, integrated oil companies, chemical companies, oil traders and refiners,” on page 102;

•	“This facility... can accommodate the world’s largest tankers for loading and discharging crude oil and other petroleum products” on page 99; and

•	“With one of the premier jetty facilities in North America, the Point Tuper facility can accommodate substantially all the world’s largest, fully laden very large crude carriers and ultra large crude carriers for loading and discharging crude oil, petroleum products, and petrochemicals,” on page 99.

Response:	We believe these statements to be true and objectively supportable; however, such statements are not necessary to adequately describe Valero L.P.’s business and operations. Therefore, these and any similar statements have been removed from the Registration Statement in Amendment No. 1.
Comparison of Rights of Holders of Valero L.P.’s Common Units and Our Units, page 10
12.	Please revise the caption “Limitation on Issuance of Additional Units.” The caption suggests that there may be restrictions on the issuance of additional securities, when, in fact, the opposite is the case.

Response:	We have revised the caption addressed in the Staff’s comment to read “No Limitation on Issuance of Additional Units.” Please see page 11 of Amendment No. 1.
Risk Factors, page 20
13.	Please revise the following subheading. The subheadings discuss a fact or facts about your business but do not discuss the associated risks:
•	“Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us”;

•	“Our cash distribution policy limits our ability to grow,” on page 25;

•	“Valero L.P.’s common unitholders may not have limited liability if a court finds that limited partner actions constitute control of Valero L.P.’s business,” on page 27; and

•	“The rates that Valero L.P. may charge on its interstate pipelines are subject to regulation by various federal and state agencies, such as FERC and the STB,” on page 36.

Response:	We have revised the subheadings listed as follows:
•	“Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow and ability to make distributions is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us. If Valero L.P. does not make cash distributions or reduces the level of cash distributions to its partners, we may not have sufficient cash to pay distributions at our estimated initial quarterly distribution level or at all,” on page 21;

•	“Our cash distribution policy limits our growth because we do not retain earnings to reinvest in any acquisitions or growth capital expenditures,” on page 26;

•	“Valero L.P.’s common unitholders may not have limited liability if a court finds that limited partner actions constitute control of Valero L.P.’s business and may therefore become liable for certain of Valero L.P.’s obligations, which may impact the cash we have available to make distributions,” on page 29; and

•	“The rates that Valero L.P. may charge on its interstate pipelines are subject to regulation and could be limited or reduced by various federal and state agencies, such as FERC and the STB,” on page 38.
14.	Discuss in a risk factor how unitholders may be impacted by the authorization of additional securities, which do not require unitholder approval.

Response:	We believe that the risk factors on pages 27 and 37 address the Staff’s comment. However, we have revised the subheading of the risk factor on page 37 to emphasize that units may be issued without unitholder approval. Please see page 37 of Amendment No. 1.
15.	It appears that you do not have provisions in the event that you do not have enough cash to meet your needs. If this assessment is correct, please discuss how you intend to meet your cash requirements.

Response:	We anticipate entering into a bank credit facility with a borrowing capacity of up to $20 million to enable us to manage our cash flow obligations. Please see the disclosure on page 70 of Amendment No. 1.
16.	We note that the partnership agreement requires the distribution of all available cash, including certain borrowings. In light of this, please discuss how you intend to pay back borrowed funds.

Response:	We intend to repay borrowed funds from cash from operations and the proceeds of equity and debt offerings. The limited liability company agreement allows us to establish cash reserves that are not considered part of Available Cash, which is defined on page 62 and is calculated after operating expenditures which include working capital repayments and interest thereon, and such funds are therefore not subject to distribution. The definition of Available Cash permits us to set aside cash to comply with the terms of any debt instrument or other agreement or obligation.
17.	We note that unitholders do not have arrearages rights. Please discuss in a risk factor how this impacts the unitholders.

Response:	The risk factor entitled “If distributions on our units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future,” discusses how unitholders are impacted by not having rights to arrearages. Please see page 26 of Amendment No. 1.
18.	Please discuss the risks associated with (1) having only three board members, particularly, in light of the staggered nature of their terms; and (2) not having a majority of independent directors or a compensation or a nominating committee.

Response:	We have added an additional risk factor on page 29 of Amendment No. 1 to address these risks. Please also note that we intend to have a compensation committee upon completion of our offering. Please see page 127 of Amendment No. 1. Please also note that until Valero Energy reduces its ownership interest in us to below 50%, Valero Energy will, and therefore we believe that, a staggered board will be able to control the election of directors and will not represent any additional risks until such time.
19.	We note that a quorum for the purpose of holding a regular or special meeting will exist if a majority of members participate in the meeting. Given that your board may consist of only three members, a quorum would consist of only two members. Please address in a risk factor the possibility that a corporate action may be considered for approval by only two members of your board.

Response:	We have added an additional risk factor on page 29 of Amendment No. 1 to address these risks.

20.	Discuss the risks associated with the ability of Valero L.P.’s general partner to issue limited partnership interest having special or superior voting right without consent of the limited partners, as noted on page 156.

Response:	We believe that the risk factors on pages 27 and 37 address the Staff’s comment. However, we have revised the subheading of the risk factor on page 37 to emphasize that units may be issued with special or superior voting rights without unitholder approval. Please see page 37 of Amendment No. 1.
Valero L.P.’s unitholders, excluding the owner of Valero L.P.’s general partner, have the right to remove..., page 21
21.	Please expand this risk factor to explain why the 2% general partner interest and incentive distribution rights will not be equivalent to other interests Riverwalk Logistic, L.P. may acquire in exchange.

Response:	We have revised the risk factor to clarify why the 2% general partner interest and incentive distribution rights may not be equivalent to other interests Riverwalk Logistics, L.P. may acquire in exchange. Please see pages 22 and 23 of Amendment No. 1.
Valero L.P.’s operations are subject to federal, state and local laws..., page 32
22.	In discussing the risk factor, please reference specific regulatory actions and findings. For example, on page 116, we note that the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursements for remediation costs.

Response:	We have revised our disclosure on page 35 to delete the last sentence of the referenced risk factor in its entirety and replace it with the following:

“Please read ‘Business of Valero L.P. — Legal Proceedings and Other Contingencies’ and ‘Valero L.P. and Subsidiaries — Notes to Financial Statements — Note 11. Health, Safety and Environmental Matters’ and ‘— Note 12. Commitments and Contingencies’ beginning on page F-54.”

Our Cash Distribution Policy and Restrictions on Distributions, page 44
Our Initial Quarterly Distribution, page 47
23.	We note that you present two pro forma items entitled “Pro Forma Cash Available for Distribution” and “Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.” We further note your statement with respect to these items that this “information [was] not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, and were not prepared in accordance with accounting principles generally accepted in the United States of America nor were procedures applied pursuant to auditing standards of the Public Company Accounting Oversight Board (United States).” Please explain how you have complied with the requirements of Item 10(e) of Regulation S-K and/or Regulation G and clarify whether the measure is liquidity or a performance measure.

Response:	We have revised the statement highlighted in the Staff’s comment and have clarified that “Pro Forma Cash Available for Distribution” and “Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.” are performance measures. See note (d) on page 52 and note (b) on page 54. We believe these measures are compliant with the requirements of Item 10(e) of Regulation S-K and Regulation G in that they are non-GAAP performance measures that are reconciled to the most directly comparable GAAP measure and disclosure regarding the importance of such measures to unitholders is included under the heading “Our Cash Distribution Policy and Restrictions on Distributions.” Please see pages 50 through 54 of Amendment No. 1.
Our Cash Distribution Policy and Restrictions on Distribution, page 44
Our Source of Distributable Cash, page 58
24.	Disclose whether there is a contractual obligation to convert the subordinated units into common units by the second quarter of 2006.

Response:	There is a contractual obligation, as prescribed by Valero L.P.’s partnership agreement, to convert the subordinated units into common units by the second quarter of 2006, assuming the financial tests set forth in the partnership agreement are satisfied, and as such, the subordinated units were converted to common units effective as of May 8, 2006. We have revised the prospectus to reflect the conversion of the subordinated units. Please see pages 88 and 89 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65
Valero GP Holdings, LLC
25.	Please confirm, if true, that you had no i) off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K and ii) information required to be disclosed in the table of contractual arrangements identified within Item 303(a)(5) of Regulation S-K or otherwise advise.

Response:	We have no off-balance sheet arrangements required to be disclosed under Item 303(a)(4) of Regulation S-K. In regard to the table of contractual arrangements required under Item 303(a)(5) of Regulation S-K, we currently have no contractual arrangements that are required to be reflected in such a table. However, if this offering is consummated, we will at that time enter into the Administration Agreement, which will constitute a legally binding obligation that will require disclosure as a purchase obligation in the table of contractual arrangements required by Item 303(a)(5). The significant terms of the Administration Agreement, including the annual amount to be paid and the expiration date of the agreement, are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Administration Agreement” on page 70 of Amendment No. 1 and in “Certain Relationships and Related Transactions — Related Party Transactions” on page 140 of Amendment No. 1.
Valero L.P.
26.	Please revise your disclosure to ensure that the chronological ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as contemplated by Staff Accounting Bulletin Topic 11:E.

Response:	We have revised the chronological ordering of the historical and pro forma financial statements, which are included in Amendment No. 1 beginning on page F-1, to be consistent with the chronological ordering of the financial information and other data included elsewhere in Amendment No. 1.
27.	We note your discussion regarding your acquisition of Kaneb. Please expand your discussion to disclose that Kaneb may be required to make substantial payments to the U.S. Department of Justice for remediation costs. In this regard, we note your disclosure on page 116.

Response:	We have clarified that Valero L.P. may be required to make substantial payments to the U.S. Department of Justice for certain remediation costs. Please see “Other Contingencies” on page 92 of Amendment No. 1.
Outlook, page 80
28.	You state that certain Valero Energy’s refineries served by Valero L.P. are expected to undergo maintenance turnarounds to address certain environmental regulations. As a result, you expect that Valero L.P.’s throughputs and revenues will be negatively impacted. Please quantify such negative impact.

Response:	We have expanded the disclosure included on page 86 to quantify the expected negative impact to the earnings of Valero L.P. resulting from maintenance turnarounds at certain of Valero Energy’s refineries.
Liquidity and Capital Resources, page 82
29.	We note that on March 11, 2004, Valero L.P.’s partnership agreement was amended to lower the general partner’s incentive distribution rights. Please disclose why the rights were lowered and whether you anticipate further lowering in the future.

Response:	We have revised the disclosure under the caption “Liquidity and Capital Resources” to disclose why the incentive distribution rights were lowered and that our limited liability company agreement provides that our board of directors may consent to the elimination, reduction or modification of the incentive distribution rights without unitholder approval if it determines that the elimination, reduction or modification will not adversely affect our unitholders in any material respect. Please see page 88 of Amendment No. 1.
Related Party Transactions, page 86
30.	Please disclose, where applicable, whether the terms of the related party transactions were equivalent to terms agreed-upon in similar transactions with non-affiliates.

Response:	We have revised the disclosure relating to the related party transactions as requested. Please see pages 94, 95 and 98 and pages 141 through 144 of Amendment No. 1.
Business of Valero, L.P., page 97
Competition and Business Considerations, page 111
Crude Oil Storage Tanks
31.	We note that Valero L.P. owned in 2005 crude oil and intermediate feedstock storage tanks located in leased property. Please disclose whether Valero L.P. continues to lease such property, the cost of leasing the property, and whether the lease is renewable.

Response:	We have included the requested disclosure on page 120 of Amendment No. 1.

Valero L.P.’s Pipelines Rates, page 112
32.	We note your statement that Valero Energy has committed to refrain from challenging several of Valero L.P.’s petroleum products and crude oil tariffs until at least April 2008. Disclose whether Valero Energy is contractually obligated not to challenge the tariffs.

Response:	We have revised the disclosure referenced by the Staff to clarify that Valero Energy is contractually obligated to not challenge the tariffs of Valero L.P. pursuant to certain terminalling and usage agreements. Please see page 121 and refer to Exhibits 10.13, 10.20 and 10.24 of Amendment No. 1.
Legal Proceedings and Other Contingencies, page 115
Valero, L.P.
Grace Energy Corporation Matter
33.	Please disclose whether Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. have made any payments toward costs incurred by the Department of Justice to remediate groundwater contamination associated with the Otis AFB pipelines.

Response:	We have revised the disclosure under the caption “Legal Proceedings and Other Contingencies” to clarify that none of Kaneb Services LLC, Kaneb Pipe Line Partners, L.P. or Valero L.P. have made any payments towards costs incurred by the Department of Justice to remediate groundwater contamination associated with the Otis AFB pipelines. Please see pages 124 and 125 of Amendment No. 1.
Port of Vancouver Matter, page 115
34.	We note that Kaneb has submitted a remedial plan to the Washington Department of Ecology regarding the remediation of groundwater contamination at the Port of Vancouver terminal. Please disclose, if known, the amounts Kaneb expects to spend in remediation.

Response:	Valero L.P. submitted a site investigation work plan, not a remedial plan, and the disclosure has been revised to reflect this. Please see page 125 of Amendment No. 1.
Management, page 117
Long-Term Incentive Plan, page 118
35.	We note your statement that your long-term incentive plan will be administered by your compensation committee. On page 117, however, you note that you will not be required to have a compensation committee. Please disclose whether or not you will have a compensation committee.

Response:	We have revised the disclosure under the caption “Management” to clarify that even though we are not required to have a compensation committee, we anticipate having one for the limited function of administering our long-term incentive plan. Please see page 126 of Amendment No. 1.
Valero L.P.
Directors and Executive Officers, of Valero GP, LLC, page 120
36.	Your disclosure suggests that Mr. Klesse concurrently served as Executive Vice President and Chief Operating Officer of Valero Energy and as Executive Vice President —Refining and Commercial Operation of Valero Energy. If this is not correct, please revise. Also, revise Mr. McLelland’s biographical sketch to disclose his business activities, if any, between March 2001 and October 2005.

Response:	This disclosure has been revised to reflect that Mr. Klesse served as Executive Vice President and Chief Operating Officer of Valero Energy from January 2003 until January 2006. He was Executive Vice President-Refining and Commercial Operations of Valero Energy from January 2002 until January 2003. We have revised the disclosure in Amendment No. 1 to reflect these correct dates.

Additionally, Mr. McLelland’s biographical sketch has been revised to disclose his business activities between March 2001 and October 2005. Please see pages 129 and 130 of Amendment No. 1.
37.	Please expand the biographical sketches to disclose the amount of time your officers devote to your business. In this regard, we note that your executive officers perform similar duties at your affiliates.

Response:	We have revised the disclosure under the caption “Management” to clarify that our officers devote substantially all of their time to our business. Please see pages 129 and 130 of Amendment No. 1.
Security Ownership of Certain Beneficial Owners and Management, page 127
Valero GP Holdings, LLC
38.	Revise to disclose the address of each person named as a beneficial owner.

Response:	We have revised the disclosure under the caption “Security Ownership of Certain Beneficial Owners and Management” to provide the addresses of each person named as a beneficial owner. Please see page 137 of Amendment No. 1.

Certain Relationship and Related Transactions, page 130
39.	Please discuss the implications of the reduction of Valero Energy’s ownership in you to less than 51% thereby triggering a “change in control.”

Response:	We have revised the disclosure under the caption “Related Party Transactions,” to discuss the implications of the reduction of Valero Energy’s ownership in us to less than 51% triggering a change in control. Please see pages 140 and 142 of Amendment No. 1.
40.	State, where applicable, whether the terms of the agreements described herein are equivalent to terms of agreements with non-affiliated parties.

Response:	We have revised the disclosure relating to the related party transactions as requested. Please see pages 141 through 144 of Amendment No. 1.
Valero L.P.’s Relationship with Valero Energy, page 131
41.	Please disclose the annual fee paid to Valero Energy pursuant to the Old Service Agreement.

Response:	We have included the disclosure requested by the Staff to disclose the annual fee paid to Valero Energy pursuant to the Old Service Agreement. Please see page 142 of Amendment No. 1.
42.	Please explain what constitute a “material adverse effect” justifying the suspension of Valero Energy’s obligation under the Pipeline and Terminals Usage Agreement. Also discuss whether the agreement limits the duration of the suspension.

Response:	We have revised the disclosure under the caption “Pipelines and Terminals Usage Agreement — McKee, Three Rivers and Ardmore,” to explain what constitutes a “material adverse effect” qualifying for the suspension of Valero Energy’s obligation under the Pipeline and Terminals Usage Agreement. Please see pages 95 and 144 of Amendment No. 1.
Limited Call Right, page 144
43.	We refer you to your discussion under the Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available, please advise.

Response:	We believe that the tender offer rules are not applicable to the limited call right described on pages 154 and 155 of Amendment No. 1 because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our limited liability company agreement provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the limited liability company agreements and partnership agreements of numerous previous master limited partnerships and limited liability companies.
Units Eligible For Future Sale, page 166
44.	Please identify those unitholders referred to as “your principal unitholders” in the last paragraph under this caption.

Response:	We have revised the disclosure under the caption “Units Eligible For Sale” to refer to “the selling unitholders” rather than “our principal unitholders.” Please see page 174 of Amendment No. 1.
Selling Unitholders, page 182
45.	Please describe the material terms of the transactions in which the selling unitholders received the shares that you are registering for resale. We believe that the material terms of the transactions in which the selling shareholders received their shares is information required to be disclosed under Item 507 of Regulation S-K. In this regard, we note your disclosure on page 7.

Response:	We have revised the disclosure under the caption “Selling Unitholders” to disclose the transactions in which the selling unitholders received their units. Please see page 190 of Amendment No. 1.
Underwriting, page 183
Lock-up Agreements, page 184
46.	Disclose whether Lehman Brothers has any present intent to release the lock-ups early.

Response:	We have revised the disclosure under the caption “Lock-Up Agreements” to reflect Lehman Brothers having advised us that it does not have any present intent to release the lock-ups early. Please see page 192 of Amendment No. 1.
Valero GP Holdings, LLC
Unaudited Pro Forma Statement of Income, page F-4
47.	Please remove your pro forma adjustment for expected costs of being a publicly traded limited liability company. Please also modify your determination of pro forma income tax accordingly. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:	The pro forma statement of income has been revised to remove the expected costs of being a publicly traded limited liability company and to adjust pro forma income taxes accordingly. We continue to pro forma contractual obligations related to the administration agreement pursuant to Rule 11-02(b)(6) of Regulation S-X. Please see pages F-4 and F-5 of Amendment No. 1.
Valero GP Holdings, LLC Combined Balance Sheets, page F-9
48.	With respect to your members’ equity, please distinguish between amounts ascribed to each ownership class as contemplated by SAB Topic 4:F. In this regard, the equity attributed to the general partner should be stated separately from the equity of the limited partners.

Response:	We are not a limited partnership, but rather a limited liability company which has only one class of equity ownership. As a result, we believe that SAB Topic 4:F is not applicable and no adjustment has been made to the combined balance sheets.
Valero GP Holdings, LLC Combined Statements of Income, page F-10
49.	Disclose pro forma net income per subordinated unit and per common unit for each period presented utilizing the number of units to be outstanding immediately following your IPO. Refer to SAB Topic 4:F.

Response:	As indicated in response to comment number 48 above, we are not a limited partnership and we have only one class of equity ownership, and therefore we believe that SAB Topic 4:F is not applicable. As a result, no adjustment has been made to the combined statements of income.
Note 1. Organization and Summary of Significant Accounting Policies, page F-13
50.	We note your statement that “Public unitholders held the remaining 76.6% interest as of that date through their ownership of 36,587,655 common units of Valero L.P.” Please reconcile the amount you indicate here as held by public unitholders with that on page 6 of 36,593,088.

Response:	The number of units held by public unitholders on page F-14 is as of December 31, 2005 while the number of units on pages 6 and 7 is as of May 8, 2006. The change in the number of units held by public unitholders from December 31, 2005 to May 8, 2006 was due to the use of certain units held by Valero GP, LLC, our subsidiary, to satisfy exercises of unit options and vestings of restricted units granted to employees of Valero GP, LLC under its long-term incentive plans and the conversion of the subordinated units into common units on May 8, 2006.

Note 2. Investment in And Transactions with Valero L.P. and Valero Energy, page F-16
Related Party Transactions, page F-18
51.	Please tell us how you determined “that no corporate costs were incurred specifically on behalf of Valero GP Holdings.”

Response:	In evaluating whether any corporate costs were incurred specifically on behalf of Valero GP Holdings, we considered (i) the various types of transactions related to us and whether any time of corporate personnel was expended specifically to address those transactions and (ii) whether any external costs of Valero Energy were incurred specifically as a result of the existence of Valero GP Holdings which had not been previously identified and charged to Valero GP Holdings when incurred. In performing this evaluation, we considered the guidelines in the rules for carve-out financial statements pertaining to when corporate costs should be charged to a carved-out entity. We also considered the fact that the type of corporate costs that might normally have been incurred by Valero Energy on behalf of Valero GP Holdings, such as centralized departmental costs, are already charged by Valero Energy directly to Valero L.P. under an existing administrative services agreement between Valero Energy and Valero L.P. As a result of this evaluation, we determined that no corporate costs were incurred specifically on behalf of Valero GP Holdings.
Other, page F-19
52.	Please expand your disclosure to explain what the line item step-up in basis related to Valero L.P.’s assets and liabilities, including equity method goodwill” represents.

Response:	In response to the Staff’s comment, the disclosure in Note 2 under “Other” has been expanded to explain the referenced caption. Please see page F-20 of Amendment No. 1.
Valero L.P. and Subsidiaries Consolidated Statements of Income, page F-31
53.	Please confirm if true, that your presentation of costs and expenses conforms to Rule 5-03(b)(2) of Regulation S-X or otherwise advise.

Response:	Valero L.P. believes that its presentation of costs and expenses applicable to sales and revenues in its consolidated statements of income conforms to Rule 5-03(b)(2). Rule 5-03(b)(2) requires registrants to “state separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.” Valero L.P. generates revenues by providing services (including the transportation, storage and terminalling of customers’ crude oil and refined products) and selling bunker fuel to marine vessels, and the revenues related to these services and product sales are separately stated in the consolidated statements of income. The consolidated statements of income also separately state amounts for “cost of sales” and “operating expenses,” and these costs and expenses are related to product revenues and services revenues, respectively. Therefore, Valero L.P. believes that its consolidated statements of income conform to Rule 5-03(b)(2). However, “cost of sales” has been changed to “cost of product sales” to better describe the revenue source to which these costs relate. Valero L.P. has made these revisions to its consolidated statements of income included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which was filed with the Commission on May 10, 2006, and to its consolidated statements of income included in Amendment No. 1. Please see page F-32 of Amendment No. 1.
54.	Please separately disclose the amount earned from transactions with related parties and the amounts of costs and expenses incurred from transactions with related parties. We note your related disclosure on page 86 and footnote 14. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:	Valero L.P. notes that Rule 5-03(b)(1) and (2) of Regulation S-X refer to Rule 4-08(k) of Regulation S-X with respect to the disclosure of amounts earned from transactions with related parties and costs and expenses incurred from transactions with related parties. Valero L.P. notes that Rule 4-08(k)(1) states that “related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or statement of cash flows,” however, Valero L.P. also notes that the initial lead-in paragraph of Rule 4-08 states that “the following shall be set forth on the face of the appropriate statement or in appropriately captioned notes.” It has always been Valero L.P.’s intent to fully disclose its related party transactions, including the amounts earned and expenses incurred from transactions with related parties, and it is Valero L.P.’s belief that its disclosure of those amounts in footnote 14 complies with the apparent disclosure alternative provided in the lead-in paragraph of Rule 4-08. However, Valero L.P. acknowledges the specific wording in Rule 4-08(k) regarding the disclosure of related party revenues and costs and expenses on the face of the income statement and believes that providing such information on the face of the income statement provides better disclosure of the related party transactions. As such, Valero L.P. has separately stated related party revenues, operating expenses and general and administrative expenses in its consolidated statements of income included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which was filed with the Commission on May 10, 2006, and to its consolidated statements of income included in Amendment No. 1. Please see page F-32 of Amendment No. 1.

Environmental Remediation Costs, page F-37
55.	We note that you have accrued liabilities for environmental remediation costs over a 20-year time period. Please expand your disclosure to indicate why you believe using a 20-year time period is appropriate.

Response:	Valero L.P. accrues estimated costs to remediate environmental contamination when the remediation obligation is known or is considered probable and the amount can be reasonably estimated. Due to the nature of Valero L.P.’s business and the type of environmental contamination that can occur with respect to transporting and storing petroleum and petroleum products, environmental remediation activities can extend for many years. In addition, agreements reached with state and federal environmental agencies may require Valero L.P. to monitor a remediated site for an indefinite period to ensure that cleanup efforts were sufficient and that no further contamination is identified. AICPA Statement of Position 96-1, Environmental Remediation Liabilities, (SOP 96-1) states in paragraph .128 that “the time period necessary to remediate a particular site may extend several years,” and paragraph .131 states that “the measurement of environmental remediation liabilities should be based on the reporting entity’s estimate of what it will cost to perform each of the elements of the remediation effort when those elements are expected to be performed.” In addition, paragraph ..125 identifies postremediation monitoring required by the remedial action plan as a type of remediation cost that would be included in the overall estimate of the environmental remediation liability.

Valero L.P. estimates its environmental remediation costs by type of remediation activity expected to be employed and by year that such costs are expected to be incurred. A 20-year time period has been used in estimating annual costs because it has been Valero L.P.’s experience that a 20-year timeframe is not unusual for significant remediation projects, especially considering postremediation monitoring that can continue for an indefinite period. Valero L.P. believes, however, that it cannot make reasonable estimates beyond 20 years. While Valero L.P. considers a 20-year time period for estimating costs, costs are only estimated for the number of years that Valero L.P. believes it will incur such costs, which for most projects is significantly less than 20 years. Valero L.P. believes that its accounting policy is reasonable and appropriate given the guidance in SOP 96-1 outlined above, but Valero L.P. believes that it is reasonable to expand the accounting policy disclosure to clarify that the 20-year time period is the maximum period over which future costs are estimated. Following is the revised disclosure, which has been marked for changes. This revised disclosure is reflected in Valero L.P.’s consolidated financial statements included on page F-39 of Amendment No. 1.

“Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are based on estimates of probable undiscounted future costs over the time period that restoration, remediation or cleanup activities are expected to occur, not to exceed 20 years. Estimated costs assume the use of currently available technology and the application of current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.”
Note 9. Accrued Liabilities, page F-47
56.	Please add disclosure to explain the nature of the items reported in the line item Product shortages.

Response:	Valero L.P. included the following disclosure on Page F-39 of Amendment No. 1 in Note 2. Summary of Significant Accounting Policies:
“Product Imbalances
Product imbalances occur when customers deliver more or less refined product volumes into our pipelines than they are entitled to receive. We value assets and liabilities related to product imbalances at current market prices. Product imbalance liabilities are included in accrued liabilities on the consolidated balance sheet. Included in other current assets is $20.0 million and $22.0 million of product imbalance assets as of December 31, 2005 and March 31, 2006, respectively. Prior to the Kaneb Acquisition, we did not have product imbalances.”

Valero L.P. believes the disclosure above adequately describes the nature of items included in the line item Product shortages. However, Valero L.P. also believes that the description of this liability should be revised to clarify that this liability relates to product imbalances. As such, “Product shortages” has been changed to “Product imbalances.” Valero L.P. has made this revision to Note 9. Accrued Liabilities included on page F-50 of Amendment No. 1.

Note 11. Health, Safety and Environmental Matters, page F-51
57.	Please revise your disclosure to conclude using terms defined in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms. This comment also applies to your disclosure under footnote 12 and to Kaneb Services LLC and Subsidiaries contingency disclosure under footnote six beginning on page F-74.

Response:	Valero L.P. has revised the disclosure to use the terms defined in paragraph 3 of SFAS 5. The revised paragraphs of Footnotes 11 and 12 are reflected in Valero L.P.’s consolidated financial statements on pages F-54 and F-57, respectively, of Amendment No. 1. Following are the paragraphs from Footnotes 11 and 12 that have been revised, which have been marked for changes.
11. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
“As an operator or owner of the assets, we could be held liable for pre-acquisition environmental liabilities should Valero Energy or ExxonMobil be unable to fulfill their obligations. However, we believe that the likelihood of such a situation is remote.”
12. COMMITMENTS AND CONTINGENCIES
“We are also a party to additional claims and legal proceedings arising in the ordinary course of business. We believe the possibility is remote that the final outcome of any of these claims or proceedings to which we are a party would have a material adverse effect on our financial position, results of operations or liquidity; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.”

With respect to Kaneb Services LLC’s disclosure, the disclosure has been revised such that the introductory paragraph to the specifically identified litigation matters includes the language found in SFAS 5. Any statements drawing a conclusion included in the remainder of the disclosure have been stricken. The revised disclosure is reflected in Kaneb Services LLC’s consolidated financial statements on pages F-93 and F-94 of Amendment No. 1. Following is the revised introductory paragraph, which has been marked for changes.

10. COMMITMENTS AND CONTINGENCIES
“KPP has contingent liabilities resulting from various litigation, claims and commitments, some of which are incident to the ordinary course of business. Other contingencies, which are considered more significant by KPP, are discussed below. KPP records accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Subsequent to the acquisition of the Company by Valero L.P., new management of the Company conducted its own assessment of the matters discussed below, including the procedural postures of various litigation matters. Based upon such informed and comprehensive analysis of available information, management concluded that certain loss contingencies were probable rather than reasonably possible, as prior management had concluded. Therefore, pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Loss Contingencies, an additional $42 million accrual for potential loss contingencies was required, which was recorded in the quarter ended June 30, 2005. Accordingly, KPP has recorded estimated reserves totaling approximately $44 million related to certain of the matters discussed below. However, management believes that there are defenses in each of these matters and it intends to vigorously defend each matter. As a result, the actual payment of any amounts reserved and the timing of such payments ultimately made is uncertain. Management also believes that should KPP be unable to successfully defend itself in these matters, the ultimate payment of any or all of the amounts reserved would not have a material adverse effect on KPP’s financial position. However, given the inherent uncertainty in estimating reserves for such matters, KPP can give no assurance that the amounts recorded will not require adjustment in the future, and such adjustments could be significant and could have a material adverse effect on KPP’s financial position and results of operations.”
Note 16. Partners’ Equity, Allocations of Net Income and Cash Distributions, page F-60
58.	Please provide detail of the changes in the number of shares of common units. See Rule 3-04 of Regulation S-X and paragraph 10 of APB 12.

Response:	Valero L.P. notes that Rule 3-04 of Regulation S-X states that “changes in each caption of stockholders’ equity presented in the balance sheets shall be given in a note or separate statement.” It has always been Valero L.P.’s intent to fully disclose its changes in partners’ equity, and it is Valero L.P.’s belief that its disclosure of those amounts in the text of the Consolidated Statements of Partners’ Equity as well as in Note 16 complies with the disclosure requirements provided in Rule 3-04 of Regulation S-X and paragraph 10 of APB 12. However, Valero L.P. believes that providing such information on the face of the Consolidated Statements of Partners’ Equity provides better disclosure of the changes in the number of units. As such, Valero L.P. has revised its Consolidated Statements of Partners’ Equity to separately state changes in the number of units. The revised Consolidated Statements of Partners’ Equity is included on page F-34 of Amendment No. 1.
Note 17. Income Taxes, page F-62
59.	Please tell us why your “management does not believe that, in [y]our circumstances, the aggregate difference would be meaningful information” with respect to disclosure of the aggregate difference in the basis of your net assets for financial and tax reporting purposes.

Response:	Valero L.P. conducts the majority of its operations through partnerships and disregarded entities that are not subject to income tax. Certain of Valero L.P.’s subsidiaries, principally its international subsidiaries, are corporations and subject to income tax. The tax effect of differences between the tax basis and financial reporting basis of the net assets of Valero L.P.’s corporate subsidiaries has been recorded by Valero L.P. in its consolidated financial statements and the details of those amounts have been disclosed in Note 17. Income Taxes on page F-65.

The tax effect of the differences between the tax basis and financial reporting basis of the net assets of Valero L.P.’s non-taxable subsidiaries will not result in any deferred tax assets or liabilities. Therefore, those differences would have no impact on Valero L.P.’s consolidated financial statements. Furthermore, the tax attributes of Valero L.P.’s net assets flow directly to each individual partner. Each individual partner’s basis in the net assets of Valero L.P. will depend upon the timing of acquisition of Valero L.P. units and the price paid for those units. Each partner’s tax accounting, which is partially dependent upon their individual tax position, will likely differ from the accounting followed in Valero L.P.’s consolidated financial statements. Accordingly, there likely would be significant differences between each individual partner’s tax basis and their proportionate share of the net assets reported in the financial statements. Accordingly, we believe Valero L.P.’s aggregate difference in its net assets for financial reporting and tax purposes would not provide useful information to Valero L.P.’s unitholders.
Note 18. Segment Information, page F-63
60.	Please reconcile the amount of total capital expenditures you disclose under the 2005 column to the amount disclosed in your consolidated statements of cash flows on page F-32.

Response:	Following is a reconciliation of total capital expenditures disclosed in Note 18. Segment Information to the amounts disclosed in the consolidated statements of cash flows.

			For the year ended
	Reference	S-1 Page	December 31, 2005

Reliability capital expenditures	Consolidated Statements of Cash Flows	F-33	$23,707

Expansion capital expenditures	Consolidated Statements of Cash Flows	F-33	44,379

Investment in other noncurrent assets	Consolidated Statements of Cash Flows	F-33	3,319

Property and equipment acquired with the Kaneb Acquisition	Note 3. Acquisitions	F-43	1,443,289

Rounding			(1)

Total capital expenditures			1,514,693

Note 19. Condensed Consolidating Financial Statements, page F-66
61.	We note your statement, “the following condensed consolidating financial statements are being presented for the current year as an alternative to providing separate financial statements of Valero Logistics and KPOP.” Please provide us with an analysis in support of your determination that separate, full financial statements are not required to be presented in accordance with Rule 3-10 of Regulation S-X.

Response:	Footnote 19 describes the relationship of the issuers and the guarantors of the publicly traded senior notes. Specifically, both Valero Logistics and KPOP are issuers of publicly traded senior notes and have fully and unconditionally guaranteed the senior notes of the other. Additionally, Valero L.P. has fully and unconditionally guaranteed the senior notes of both Valero Logistics and KPOP. As a result, Valero L.P. determined that Rule 3-10(d) provided the appropriate guidance since the situation involves two subsidiaries that have issued securities guaranteed by the parent company and one other subsidiary of the parent company.

Valero L.P. notes that Rule 3-10(d) of Regulation S-X provides an exception to Rule 3-10(a)(1), which requires that every issuer of a registered security that is guaranteed and every guarantor of a registered security file the financial statements required for a registrant by Regulation S-X. Specifically Rule 3-10(d) states, “when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

(1)	The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for the periods specified by §210.3-01 and §210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:
(i)	The parent company;

(ii)	The subsidiary issuer;

(iii)	The guarantor subsidiaries of the parent company on a combined basis;

(iv)	Any other subsidiaries of the parent company on a combined basis;

(v)	Consolidating adjustments; and

(vi)	The total consolidated amounts.

With respect to Rule 3-10(d), condition (1), Valero L.P. notes the definition of a wholly owned subsidiary included in Rule 3-10(h)(1), which states, “a subsidiary is 100% owned if all of its outstanding voting shares are owned, either directly or indirectly, by its parent company. A subsidiary not in corporate form is 100% owned if the sum of all interests are owned, either directly or indirectly, by its parent company other than:
(i)	Securities that are guaranteed by its parent and, if applicable, other 100%-owned subsidiaries of its parent; and

(ii)	Securities that guarantee securities issued by its parent and, if applicable, other 100%-owned subsidiaries of its parent.

Valero L.P. indirectly owns all of the interest in Valero Logistics and KPOP. Therefore, both of these subsidiaries were 100% owned by Valero L.P., the parent company guarantor. Valero L.P. recognizes that inclusion of this fact in the footnote would improve the disclosure. Accordingly, Valero L.P. has revised its disclosure as noted at the culmination of this response.

With respect to Rule 3-10(d), condition (2), Valero L.P. included the following disclosure in the introductory paragraph of Footnote 19 on page F-69 of Amendment No. 1:

“We have no operations and our assets consist mainly of our investments in Valero Logistics, KSL and KPP. KPP is the majority owner of KPOP. Valero

Logistics and KPOP are 100% indirectly owned by us. Valero Logistics and KPOP own and operate pipelines, terminals and storage tanks and are issuers of publicly traded senior notes. The senior notes issued by Valero Logistics were and continue to be fully and unconditionally guaranteed by us. In connection with the Kaneb Acquisition, effective July 1, 2005, we fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other. All guarantors are jointly and severally liable for performance under the terms of the guarantees.”
62.	Please cite the guidance you are relying on in support of your abbreviated presentation of cash flows from investing and financing activities.

Response:	Valero L.P. notes that Rule 3-10(i)(1) of Regulation S-X refers to Rule 10-01 of Regulation S-X with respect to the disclosure of interim financial statements as guidance for condensed financial statements. As such, Valero L.P. has expanded the abbreviated presentation of cash flows from investing activities and financing activities in its Condensed Consolidating Statement of Cash Flows included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which was filed with the Commission on May 10, 2006, and in the Condensed Consolidating Statement of Cash Flows for the year ended December 31, 2005 on page F-73 of Amendment No. 1.
Kaneb Services LLC and Subsidiaries Condensed Notes to Consolidated Financial Statements
Note 6. Contingencies, page F-74
63.	We note your disclosure that “Subsequent to the acquisition of the Company by Valero L.P., new management of the Company determined based on a comprehensive review of the matters disclosed below that an additional $42 million accrual for potential loss contingencies was required.” Please expand this disclosure to provide the facts and circumstances surrounding the need for this additional accrual.

Response:	We have expanded the disclosure as requested. Please see page F-93.
Kaneb Services LLC Consolidated Financial Statements
64.	Please provide the calculations in support for your presentation of Rule 3-05 of Regulation S-X audited financial statements of Kaneb Services LLC and subsidiaries for the two years ended December 31, 2004.

Response:	In lieu of providing the significant subsidiary calculations outlined in Rule 1-02(w) of Regulation S-X, we acknowledge that the significance of Kaneb Services LLC and subsidiaries to Valero L.P. is in excess of 50% for both the investment and asset tests outlined in Rule 1-02(w). Therefore, in accordance with Rule 3-05(b)(2)(iv) of Regulation S-X, we believe that full financial statements as specified in Rules 3-01 and 3-02 of Regulation S-X should be provided for Kaneb Services LLC and subsidiaries. As such, we have included audited financial statements of Kaneb Services LLC and subsidiaries for the three years ended December 31, 2004 beginning on page F-76 of Amendment No. 1.
Kaneb Services LLC Notes to Consolidated Financial Statements, page F-86
Note 2. Summary of Significant Accounting Policies, page F-86
65.	We note the disclosure that “To the extent impairment is indicated to exist, an impairment loss will be recognized by the Company based on fair value.” Please confirm, if true, that this methodology complies with paragraph 7 of SFAS 144 or otherwise advise.

Response:	The comment from the Staff refers to a footnote included in the consolidated financial statements of KSL for 2004. Valero L.P. was not responsible for preparing these statements or the related disclosures. However, because Valero L.P. acquired KSL on July 1, 2005, it confirms that the policy complies with paragraph 7 of SFAS 144.

Valero L.P. notes that paragraph 7 of SFAS 144 states, “For purposes of this Statement, impairment is the condition that exists when the carrying amount of a long-lived asset (asset group) exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use (paragraph 19) or under development (paragraph 20). An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.”

In accordance with paragraph 7 of SFAS 144, KSL determines that impairment is indicated if the carrying amount of an asset (asset group) exceeds the fair value of that asset (asset group). In such a situation, KSL determines the amount of loss as the difference between the carrying amount of the asset (asset group) and the fair value of the asset (asset group). As a result the asset (asset group) is written down to its estimated fair value. Accordingly, any loss recognized is determined based on the fair value of the asset (asset group).
* * * * *

     Please do not hesitate to call the undersigned at (713) 220-4322 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,

/s/ Gislar Donnenberg
Gislar Donnenberg
Enclosures

cc:	Clay Killinger — Valero Energy Corporation Bradley C. Barron — Valero GP Holdings, LLC Thomas R. Shoaf — Valero L.P. R. Joel Swanson — Baker Botts L.L.P.